EXPENSE LIMITATION AGREEMENT

Forum Funds II
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

March 26, 2018

Thomas B. Mandel, CFA
Semper Capital Management, L.P.
52 Vanderbilt Avenue, Suite 401
New York, NY 10017

Dear Mr. Mandel:

 Pursuant to this Expense Limitation Agreement (the “Agreement”), Semper Capital Management, L.P. (the “Adviser”) agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Semper U.S. Treasury Money Market Fund (the “Fund”) do not exceed 0.30% (the “Expense Limitation”) through July 31, 2019 (the “Limitation Period”). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed (a) the Expense Limitation, or (b) the expense cap in place at the time the fees/expenses were waived or reimbursed; and (ii) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred; and (iii) the recoupment is approved by the Board of Trustees of Forum Funds II (the “Board”). The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

 This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on August 1, 2019.

 If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of March 26, 2018.

Semper Capital Management, L.P.

By:	/s/ Gregory A. Parsons
Name:	Gregory A. Parsons
Title:	Chief Executive Officer

Signature page to the Expense Limitation Agreement